Exhibit 21
SUBSIDIARIES OF GULFPORT ENERGY CORPORATION

Name of Subsidiary	Jurisdiction of Organization

Gulfport Energy Operating Corporation	Delaware
Grizzly Holdings, Inc.	Delaware
Jaguar Resources LLC	Delaware
Puma Resources, Inc.	Delaware
Gator Marine, Inc.	Delaware
Gator Marine Ivanhoe, Inc.	Delaware
Westhawk Minerals LLC	Delaware
Gulfport Appalachia, LLC (formerly known as Gulfport Buckeye LLC)	Delaware
Gulfport Midstream Holdings, LLC	Delaware
Gulfport MidCon, LLC	Delaware
Mule Sky LLC	Delaware